Exhibit 99.1

FOR MORE INFORMATION:
Haris Tajyar
Investor Relations Intl.
818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
JANUARY 24, 2008
LJ INTERNATIONAL ANNOUNCES CONTINUED LISTING ON NASDAQ
HONG KONG and LOS ANGELES, January 24, 2008 — LJ International Inc. (LJI) (Nasdaq/GM: JADE), a leading jewelry manufacturer and retailer, today announced that it has received a notice from the Nasdaq Listing Qualifications Panel (the “Panel”) indicating that the Panel has approved the Company’s continued listing on the Nasdaq Stock Market, subject to the condition that, on or before March 28, 2008, the Company informs the Panel that it has held its annual shareholders’ meeting. As previously announced, the Company intends to solicit proxies as soon as possible and hold its annual shareholder meeting on March 14, 2008.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq/GM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues and earnings. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world and in China, introduction of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
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